UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of  February 2011
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 330-5907 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for
January 2011 Unchanged Year over Year

Mexico City, February 9, 2011 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for January 2011 was flat compared to January 2010.

All figures in this announcement reflect comparisons between January 1 through January 31, 2011 and 2010. Transit and general aviation passengers are excluded.

Domestic
Airport	January 2010	January 2011	% Change
Cancún	245,306	248,098	1.1
Cozumel	3,802	3,134	(17.6)
Huatulco	27,607	27,550	(0.2)
Mérida	82,913	79,995	(3.5)
Minatitlán	9,733	7,430	(23.7)
Oaxaca	33,749	25,753	(23.7)
Tapachula	15,905	11,900	(25.2)
Veracruz	55,277	54,958	(0.6)
Villahermosa	53,243	56,842	6.8
Total Domestic	527,535	515,660	(2.3)

International
Airport	January 2010	January 2011	% Change
Cancún	908,644	917,096	0.9
Cozumel	35,444	40,950	15.5
Huatulco	15,691	13,010	(17.1)
Mérida	8,302	9,892	19.2
Minatitlán	422	347	(17.8)
Oaxaca	6,425	4,952	(22.9)
Tapachula	398	625	57.0
Veracruz	5,612	5,949	6.0
Villahermosa	4,140	3,911	(5.5)
Total International	985,078	996,732	1.2

Total
Airport	January 2010	January 2011	% Change
Cancún	1,153,950	1,165,194	1.0
Cozumel	39,246	44,084	12.3
Huatulco	43,298	40,560	(6.3)
Mérida	91,215	89,887	(1.5)
Minatitlán	10,155	7,777	(23.4)
Oaxaca	40,174	30,705	(23.6)
Tapachula	16,303	12,525	(23.2)
Veracruz	60,889	60,907	0.0
Villahermosa	57,383	60,753	5.9
ASUR Total	1,512,613	1,512,392	0.0

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: February 9, 2011